SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CATERPILLAR INC.

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

149123101

(CUSIP Number)

07/31/2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 149123101	13G	PAGE 2 OF 8 PAGES

1.	NAMES OF REPORTING PERSONS: State Street Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2546637
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 43,546,355
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 85,989,394

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,989,394
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 149123101	13G	PAGE 3 OF 8 PAGES

1.	NAMES OF REPORTING PERSON: State Street Bank and Trust Company, Acting in Various Capacities* I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-1867445
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 41,463,598
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 83,906,637

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,906,637*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12.	TYPE OF REPORTING PERSON BK

*	—23,276,693 shares in various capacities

—18,186,905 shares as investment manager for certain Caterpillar, Inc. (“Caterpillar”) defined benefit plans

—42,443,039 shares as investment manager for certain Caterpillar defined contribution plans

CUSIP NO. 149123101	13G	PAGE 4 OF 8 PAGES

Item 1.

Item 1(a) Name Of Issuer:

Caterpillar Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

100 NE Adams St.

Peoria, IL 61629

Item 2.

Item 2(a) Name of Person Filing:

State Street Corporation and any other Reporting Person identified on the second part of the cover pages hereto.

Item 2(b) Address of Principal Business Office or, if None, Residence:

State Street Financial Center

One Lincoln Street

Boston, MA 02111

(for all Reporting Persons)

Item 2(c) Citizenship: See Item 4 (“Citizenship or Place of Organization”) of cover pages.

Item 2(d) Title of Class of Securities:

Common Stock, $1.00 Par Value Per Share

Item 2(e) CUSIP Number: 149123101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

See Item 12 (“Type of Reporting Person”) of the cover page for each Reporting Person and the table below, which explains the meaning of the two letter symbols appearing in Item 12 of the cover pages.

SYMBOL	CATEGORY

BK	Bank as defined in Section 3(a)(6) of the Act.

IC	Insurance company as defined in Section 3(a)(19) of the Act.

IC	Investment company registered under Section 8 of the Investment Company Act of 1940.

IA	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

EP	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 149123101	13G	PAGE 5 OF 8 PAGES

HC	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

SA	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CP	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

Item 4. Ownership.

The information set forth in Rows 5 through 11 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference. The percentage amount set forth in Row 11 for all cover pages filed herewith is calculated based upon the 621,293,542 shares of common stock issued and outstanding as reported by Caterpillar in its Form 10-Q for the Quarterly Period ended June 30, 2009.

This report is not an admission that state any of the Reporting Persons is the beneficial owner of any securities covered by this report, and the Reporting Persons expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

Item 5. Ownership Of Five Percent or Less of A Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

All of the securities are beneficially owned by State Street Corporation and its direct or indirect subsidiaries in their various fiduciary and other capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. State Street Bank and Trust Company is the Investment Manager for Caterpillar common stock in the Caterpillar, Inc. Master Retirement Trust which beneficially owns 6.8% of the common stock of Caterpillar. In this capacity, State Street Bank and Trust Company has dispositive power over the shares in certain circumstances.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by The Parent               Holding Company or Control Person.

See Exhibit I attached hereto.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

CUSIP NO. 149123101	13G	PAGE 6 OF 8 PAGES

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

STATE STREET CORPORATION

Date: 10 August 2009		/s/ James J. Malerba
	By:	James J. Malerba
	Title:	Executive Vice President, Corporate Controller

STATE STREET BANK AND TRUST COMPANY

Date: 10 August 2009		/s/ Cuan Coulter
	By:	Cuan Coulter
	Title:	Senior Vice President

CUSIP NO. 149123101	13G	PAGE 7 OF 8 PAGES

Exhibit I

The following table lists the identity and Item 3 classification of each subsidiary of State Street Corporation, the parent holding company, that beneficially owns the issuer’s common stock. Please refer to Item 3 of the attached Schedule 13G for a description of each of the two-letter symbols representing the Item 3 Classifications below.

SUBSIDIARY	ITEM 3 CLASSIFICATION
State Street Bank and Trust Company	BK
SSGA Funds Management, Inc.	IA
State Street Global Advisors Limited, London	IA
State Street Global Advisors Ltd Montreal	IA
State Street Global Advisors France S.A., Paris	IA
State Street Global Advisors Australia, Sydney	IA
State Street Global Advisors Japan Co., Ltd., Tokyo	IA
State Street Global Advisors Asia Limited, Hong Kong	IA
State Street Global Advisors GBMH, Munich	IA

Note: All of the legal entities listed above are direct or indirect subsidiaries of State Street Corporation. Beneficial ownership for State Street Bank and Trust Company is reported on its own Reporting Person cover page because it beneficially owns more than five percent of the issuer’s common stock. Do not add the shares or percent of class reported on each Reporting Person’s cover page of the attached Schedule 13G to determine the total percent of class beneficially owned by State Street Corporation, as that will result in double counting of certain shares.

CUSIP NO. 149123101	13G	PAGE 8 OF 8 PAGES

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), each undersigned entity (each a “Company”) hereby agrees to any and all joint filings required to be made on the Company’s behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by the Company under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each Company hereby executes this Agreement effective as of the date set forth below.

STATE STREET CORPORATION

Date: 10 August 2009		/s/ James J. Malerba
	By:	James J. Malerba
	Title:	Executive Vice President, Corporate Controller

STATE STREET BANK AND TRUST COMPANY

Date: 10 August 2009		/s/ Cuan Coulter
	By:	Cuan Coulter
	Title:	Senior Vice President